AMENDMENT TO THE INVESTMENT ADVISORY AGREEMENT

This AMENDMENT dated as of April 1, 2016, to the INVESTMENT ADVISORY AGREEMENT made as of November 15, 2002 (the Investment Advisory Agreement) among ALPINE INCOME TRUST, a Delaware statutory trust
(the Trust) and ALPINE WOODS CAPITAL INVESTORS, LLC, a Delaware limited liability company (the Adviser, all parties together, the Parties). Capitalized terms not defined herein have the meaning ascribed to those terms in the Investment Advisory Agreement.

W I T N E S S E T H:
WHEREAS, effective as of the date of this Amendment, the Advisers monthly fee for performance of its obligations hereunder with respect to Alpine Ultra Short Municipal Income Fund will include a reduced advisory fee and new breakpoint in fee structure based on assets under management; and WHEREAS, the Parties wish to amend the Investment Advisory Agreement to reflect these changes.

NOW, therefore, the Parties agree as follows:
      1.  Section 6 shall be deleted and replaced by the following:
	In consideration of the Adviser performing its obligations hereunder, the Trust will pay to the Adviser a monthly advisory fee accrued daily and computed at the annual rate of 0.50% of the average daily net assets of the Alpine Ultra Short Municipal Income Fund on the first
$2.5 billion in assets and 0.45% of the average daily net assets of the Alpine Ultra Short Municipal Income Fund in excess of $2.5 billion.

      2. In all other respects the Investment Advisory Agreement remains unchanged and of full force and effect.

      IN WITNESS WHEREOF, this Amendment has been executed for and on behalf of the undersigned as of the day and year first above written. ALPINE INCOME TRUST


By:  _____________________________

	Name: Ronald G. Palmer, Jr.
	Title: Chief Financial Officer

ALPINE WOODS CAPITAL INVESTORS, LLC

By: _____________________________

	Name: Samuel A. Lieber
	Title: Chairman/CEO